

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

GelTech Solutions, Inc.
Mr. Michael Hull, Chief Financial Officer
1460 Park Lane South, Suite 1
Jupiter, FL 33458

> **Re: GelTech Solutions, Inc.**
> **Form 10-K for the year ended June 30, 20101 filed September 28, 2010**
> **File No. 0-52993**

Dear Mr. Hull:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief